CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 of VBI Vaccines Inc., a corporation organized under the laws of British Columbia, Canada, of our report dated February 25, 2016, on our audits of the consolidated financial statements of VBI Vaccines (Delaware) Inc. and subsidiaries, formerly VBI Vaccines, Inc. (“the Company”) as of December 31, 2015 and 2014, and for the years then ended.

Our report, dated February 25, 2016, contains an explanatory paragraph that states that the Company has incurred recurring operating losses and negative cash flows from operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

/S/ PETERSON SULLIVAN LLP

Seattle, Washington

July 20, 2018